FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a – 16 or 15b – 16 of

The Securities Exchange Act of 1934

For the month of December, 2003

Indo-Pacific Energy Ltd.

(Translation of registrant’s name into English)

Indo-Pacific House, 284, Karori Rd, Wellington 6033 New Zealand

(Address of Principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes X     No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

0-29344.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Indo-Pacific Energy Ltd.

(Registrant)

Date: December 4, 2003

/s/ David Bennett

(Signature)

David Bennett

(Name)

CEO

(Title)

This is the form of material change report required under section 85(1) of the Securities Act.

FORM 53-901.F

Securities Act

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE ACT

Item 1. Reporting Issuer

Indo-Pacific Energy Ltd.

284 Karori Rd

Karori

New Zealand

Item 2. Date of Material Change

On or about December 4, 2003

Item 3. Press Release

December 4, 2003 Wellington, New Zealand

Item 4. Summary of Material Change

Indo-Pacific Updates Operations Plan

Wellington, New Zealand – December 4, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) Indo-Pacific’s CEO, Dave Bennett, provides this update of the Company’s exploration and corporate activities.

  Appraisal and Development Projects

  The Kahili gas-condensate field.

A gas pipeline link is to be constructed by NGC and is scheduled for first production by mid 2004.

  The Cheal gas and oil field

The one-month production test of Cheal-1 was completed in late November, and the downhole gauges were retrieved.

  The Cardiff structure

The Cardiff-1 well, drilled in 1991, flowed gas on test at that time from the Kapuni sandstones below 4,000m (~13,000 feet). Modern drilling, testing and completion technologies should have good potential to enable production of the gas in reservoir in the Cardiff structure at commercial rates.

Shallow Oil Exploration Projects

The Kaimata 3D seismic survey was acquired in onshore Taranaki by Indo-Pacific for a number of participants in early 2003. This has enabled identification of a number of targets of similar type to Indo-Pacific’s 2001 Goldie oil discovery and to the Ngatoro oil pools. Indo plans to drill three of these targets during 2004.

Deep gas exploration

In addition to the Cardiff structure, Indo-Pacific holds interests in several other permits containing deep gas targets.

Longer term ‘High Risk-High Return’ Prospects

Indo-Pacific also holds permits in Papua New Guinea, offshore Northwest Australia and in the Canterbury Basin in New Zealand’s South Island.

Item 5. Full Description of Material Change

Indo-Pacific Updates Operations Plan

Wellington, New Zealand – December 4, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) Indo-Pacific’s CEO, Dave Bennett, provides this update of the Company’s exploration and corporate activities.

Exploration Operations

  Appraisal and Development Projects

  The Kahili gas-condensate field.

A gas pipeline link is to be constructed by NGC and is scheduled for first production by mid 2004. A Kahili-2 production well is conditionally scheduled for late 2004, after several months of production history has been obtained from Kahili-1.

  The Cheal gas and oil field

The one-month production test of Cheal-1 was completed in late November, and the downhole gauges were retrieved. The well flowed an average of 50 barrels of oil per day, with the gas rate stabilising at ½ million cubic foot per day; with 1,330 barrels of oil and 20 million cubic feet of gas being produced during the test. Analysis of the gauge data has proved to be complicated because separate oil and gas reservoirs are flowing simultaneously within the pay interval. Further downhole pressure data are required to properly define the well flow parameters and hence draw conclusions on the gas volumes in the reservoir at Cheal-1. The pressure gauges will, therefore, be placed back into the well, where they will remain through the Christmas interval. The testing of Cheal-2 and the drilling of a third appraisal /exploration well in the field area are scheduled for early 2004, with field production targeted for mid 2004.

  The Cardiff structure

The Cardiff-1 well, drilled in 1991, flowed gas on test at that time from the Kapuni sandstones below 4,000m (~13,000 feet). Modern drilling, testing and completion technologies should have good potential to enable production of the gas in reservoir in the Cardiff structure at commercial rates. A Cardiff-2 appraisal well, located adjacent to Cardiff-1, is planned for 2004, subject to an appropriate level of third party funding. Indications of interest have been received from several qualifying third parties.

  Shallow Oil Exploration Projects

The Kaimata 3D seismic survey was acquired in onshore Taranaki by Indo-Pacific for a number of participants in early 2003. This has enabled identification of a number of targets of similar type to Indo-Pacific’s 2001 Goldie oil discovery and to the Ngatoro oil pools. Indo plans to drill three of these targets during 2004. A similar target identified outside the 3D area may also be drilled during the year. The wells are typically 5,000-6,000 feet deep and can be cost-effectively drilled using the SPDL rig employed on the Company’s previous two wells. Oil pools of this type are typically in the 0.5-2 million barrel range, and successful discovery wells typically commence production in the range 200-700 barrels per day. The existing infrastructure, the high value of the typically light sweet crude, and the low royalty payable on such production, enable high operating profits per barrel.

  Deep gas exploration

In addition to the Cardiff structure, Indo-Pacific holds interests in several other permits containing deep gas targets. Despite the early discovery of the giant Kapuni gas field, the deep gas potential of onshore Taranaki basin remains under-explored because of the historically low gas market prices and the past dominance of the offshore Maui field in the gas market. However, the decline of Maui coupled with the rising demand for gas for use in electricity generation, has created a gas supply-demand squeeze in New Zealand, resulting in strong market demand and rising market prices for new gas. This provides a stimulus to deep gas drilling. The Company holds permit rights over Cardiff, Waitoriki, Onaero North and Akama deep gas targets in its onshore Taranaki permits, and the Orca Prospect in its offshore Taranaki permit. Subject to third party participation, the Company intends to pursue drilling of such targets in the next two years. An offshore drilling rig will be operating in New Zealand waters in 2004, which may provide an opportunity to drill the Orca Prospect.

  Longer term ‘High Risk-High Return’ Prospects

Indo-Pacific also holds permits in Papua New Guinea, offshore Northwest Australia and in the Canterbury Basin in New Zealand’s South Island. These all contain large prospects which are ready to drill, but are expensive tests of ‘high risk-high return’ targets. The Company’s approach on such targets is to offer a significant percentage of equity in that permit area to third parties which fund drilling. Targets in this category include prospects Douglas, Kamu and Maipe in Papua New Guinea, prospects Dorado, Ursa and Rossini in offshore Northwest Australia and prospects Corvette, Schooner and Frigate in the Canterbury Basin.

Indo-Pacific has assembled a balanced portfolio of near term production projects, development projects, lower risk, near-term drilling; and higher risk and return longer-term projects. Equity farm-outs to fund capital intensive exploration projects, and appropriate levels of debt financing of revenue projects, will continue to be preferred elements of the company’s exploration and development plans.

Item 6. Reliance on Section 85(2) of the Act

N/A

Item 7. Omitted Information

None

Item 8. Senior Officers

David Bennett, President and Chief Executive Officer

Item 9. Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

December 4, 2003 “David J Bennett” _______________________________

David Bennett, President/Chief Executive Officer

Place of Declaration: Wellington, New Zealand

Indo-Pacific Updates Operations Plan and Advises Corporate Name Change

Wellington, New Zealand – December 4, 2003 -- /PRNewswire/-- Indo-Pacific Energy Ltd. (OTCBB: INDOF) Indo-Pacific’s CEO, Dave Bennett, provides this update of the Company’s exploration and corporate activities.

Exploration Operations

  Appraisal and Development Projects

  The Kahili gas-condensate field.

A gas pipeline link is to be constructed by NGC and is scheduled for first production by mid 2004. A Kahili-2 production well is conditionally scheduled for late 2004, after several months of production history has been obtained from Kahili-1.

  The Cheal gas and oil field

The one-month production test of Cheal-1 was completed in late November, and the downhole gauges were retrieved. The well flowed an average of 50 barrels of oil per day, with the gas rate stabilising at ½ million cubic foot per day; with 1,330 barrels of oil and 20 million cubic feet of gas being produced during the test. Analysis of the gauge data has proved to be complicated because separate oil and gas reservoirs are flowing simultaneously within the pay interval. Further downhole pressure data are required to properly define the well flow parameters and hence draw conclusions on the gas volumes in the reservoir at Cheal-1. The pressure gauges will, therefore, be placed back into the well, where they will remain through the Christmas interval. The testing of Cheal-2 and the drilling of a third appraisal /exploration well in the field area are scheduled for early 2004, with field production targeted for mid 2004.

  The Cardiff structure

The Cardiff-1 well, drilled in 1991, flowed gas on test at that time from the Kapuni sandstones below 4,000m (~13,000 feet). Modern drilling, testing and completion technologies should have good potential to enable production of the gas in reservoir in the Cardiff structure at commercial rates. A Cardiff-2 appraisal well, located adjacent to Cardiff-1, is planned for 2004, subject to an appropriate level of third party funding. Indications of interest have been received from several qualifying third parties.

  Shallow Oil Exploration Projects

The Kaimata 3D seismic survey was acquired in onshore Taranaki by Indo-Pacific for a number of participants in early 2003. This has enabled identification of a number of targets of similar type to Indo-Pacific’s 2001 Goldie oil discovery and to the Ngatoro oil pools. Indo plans to drill three of these targets during 2004. A similar target identified outside the 3D area may also be drilled during the year. The wells are typically 5,000-6,000 feet deep and can be cost-effectively drilled using the SPDL rig employed on the Company’s previous two wells. Oil pools of this type are typically in the 0.5-2 million barrel range, and successful discovery wells typically commence production in the range 200-700 barrels per day. The existing infrastructure, the high value of the typically light sweet crude, and the low royalty payable on such production, enable high operating profits per barrel.

  Deep gas exploration

In addition to the Cardiff structure, Indo-Pacific holds interests in several other permits containing deep gas targets. Despite the early discovery of the giant Kapuni gas field, the deep gas potential of onshore Taranaki basin remains under-explored because of the historically low gas market prices and the past dominance of the offshore Maui field in the gas market. However, the decline of Maui coupled with the rising demand for gas for use in electricity generation, has created a gas supply-demand squeeze in New Zealand, resulting in strong market demand and rising market prices for new gas. This provides a stimulus to deep gas drilling. The Company holds permit rights over Cardiff, Waitoriki, Onaero North and Akama deep gas targets in its onshore Taranaki permits, and the Orca Prospect in its offshore Taranaki permit. Subject to third party participation, the Company intends to pursue drilling of such targets in the next two years. An offshore drilling rig will be operating in New Zealand waters in 2004, which may provide an opportunity to drill the Orca Prospect.

  Longer term ‘High Risk-High Return’ Prospects

Indo-Pacific also holds permits in Papua New Guinea, offshore Northwest Australia and in the Canterbury Basin in New Zealand’s South Island. These all contain large prospects which are ready to drill, but are expensive tests of ‘high risk-high return’ targets. The Company’s approach on such targets is to offer a significant percentage of equity in that permit area to third parties which fund drilling. Targets in this category include prospects Douglas, Kamu and Maipe in Papua New Guinea, prospects Dorado, Ursa and Rossini in offshore Northwest Australia and prospects Corvette, Schooner and Frigate in the Canterbury Basin.

Indo-Pacific has assembled a balanced portfolio of near term production projects, development projects, lower risk, near-term drilling; and higher risk and return longer-term projects. Equity farm-outs to fund capital intensive exploration projects, and appropriate levels of debt financing of revenue projects, will continue to be preferred elements of the company’s exploration and development plans.

CONTACT: Investor Relations, Sorensen Group

tel: 1800 3043631 or +64 4 476 2529

Web site: http://www.indopacific.com Email: ir@indopacific.co.nz

This release includes certain statements that may be deemed "forward-looking statements". All statements in this release, other than statements of historical facts, that address future production, reserve potential, exploration drilling, exploitation activities and events or developments that the Company expects are forward-looking statements. Although Indo-Pacific believes the expectations expressed in such forward-looking statements are based on reasonable assumptions, such statements are not guarantees of future performance and actual results or developments may differ materially from those in the forward-looking statements. Factors that could cause actual results to differ materially from those in forward-looking statements include oil and gas prices, exploitation and exploration successes, continued availability of capital and financing, and general economic, market or business conditions. Investors are cautioned that any such statements are not guarantees of future performance and that actual results or developments may differ materially from those projected in the forward-looking statements.